Mail Stop 6010

May 11, 2007

Marvin S. Hausman, M.D.
President and Chief Executive Officer
OXIS International, Inc.
323 Vintage Park Drive, Suite B
Foster City, California 94404

> **Re:** **OXIS International, Inc.**
> **Post-effective amendments**
> **Filed May 9, 2007**
> **File Nos. 333-123008 and 333-139216**

Dear Dr. Hausman:

This is to advise you that we are not conducting a full review of the above post-effective amendments. However, we note that your Form 10-KSB for the year ended December 31, 2006 does not appear to include the information required by Item 307 of Regulation S-B regarding disclosure controls and procedures. Please file an amended Form 10-KSB to include this information. The disclosure should state that your principal executive officer and principal financial officer concluded the disclosure controls and procedures are either "effective" or "not effective." If they are not effective, the filing should describe the weaknesses that led to this conclusion. It should also state whether the weaknesses impacted the financial statements, and it should describe any steps the company has taken to address the weaknesses. This issue will need to be fully resolved before we act on a request for acceleration of the effectiveness of the post-effective amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Edgar D. Park, Esq. and Kevin K. Leung, Esq.
        Richardson & Patel LLP
        10900 Wilshire Boulevard, Suite 500
        Los Angeles, CA 90024